UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.

(Name of Subject Company)

Salix Pharmaceuticals, Ltd.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

795435106

(CUSIP Number of Class of Securities)

William Bertrand, Jr.

Acting Chief Operating Officer,

Executive Vice President and General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

(919) 862-1000

With copies to:

Christopher T. Cox

Gregory P. Patti, Jr.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Salix Pharmaceuticals, Ltd. (the “Company” or “we”) filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2015, and supersedes Amendments No. 1-3 of such Schedule 14D-9 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”).

On February 20, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), Sun Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of VPI (“Purchaser”), and solely for purposes of providing a guarantee of VPI’s and Purchaser’s obligations, Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”). Pursuant to the Merger Agreement, on March 4, 2015, Purchaser commenced a tender offer to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, at a price per share of $158.00, net to the holder in cash, without interest, less any applicable withholding taxes.

On March 16, 2015, the Company, VPI, Purchaser and Valeant entered into Amendment No. 1 to the Merger Agreement (the “Amendment”). Pursuant to the Amendment, among other things, (i) Purchaser has amended the terms of the tender offer to increase the offer price from $158.00 per share to $173.00 per share, net to the holder in cash, without interest, less any applicable withholding taxes, provided that if at 12:00 midnight, Eastern Time, on April 8, 2015 (one minute after 11:59 P.M., Eastern Time, on April 7, 2015), all of the conditions to the tender offer have not been satisfied, or waived by Purchaser, then the offer price will be reduced to $158.00 per share, net to the holder in cash, without interest, less any applicable withholding taxes; (ii) the amount of the fee payable by the Company to VPI upon the termination of the Merger Agreement under certain provisions thereof was increased from $356.4 million to $456.4 million; and (iii) the outside date after which either VPI or the Company may terminate the Merger Agreement was moved from August 20, 2015 to May 1, 2015.

The Company is filing, and distributing to the Company’s stockholders, this Amendment No. 4 in order to amend and supplement the Schedule 14D-9 to provide certain updates in connection with the entry into the Amendment.

Except as otherwise set forth herein, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

1. The section captioned “Identity and Background of Filing Person – Tender Offer and Merger” is hereby amended and restated, in its entirety, as follows:

“The Schedule 14D-9 relates to the tender offer by Sun Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”), to purchase all of the issued and outstanding Shares at a price of $173.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes (as such price per Share may be reduced pursuant to the Merger Agreement (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the (i) Offer to Purchase, dated March 4, 2015 (as it may be amended or supplemented from time to time, including by the Amendment and Supplement to the Offer to Purchase, dated March 17, 2015 (the “Supplement”), the “Offer to Purchase”) and (ii) related letter of transmittal that accompanied the Offer to Purchase (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Offer is described in a Tender Offer Statement on Schedule TO filed by VPI and Purchaser with the United States Securities and Exchange Commission (the “SEC”) on March 4, 2015 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Offer to Purchase, the Letter of Transmittal and the Supplement are filed as Exhibits (a)(1), (a)(2) and (a)(23), respectively, to this Schedule 14D-9 and are hereby incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 20, 2015 (as it may be amended, modified or supplemented from time to time in accordance with its terms, including pursuant to Amendment No. 1, dated as of March 16, 2015 (the “Amendment”), the “Merger Agreement”), by and among the Company, VPI, Purchaser and, solely for purposes of providing a guarantee of VPI’s and Purchaser’s obligations, Valeant. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of VPI (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than (i) Shares owned by Valeant, VPI, Purchaser, the Company or any of their respective wholly-owned subsidiaries, and (ii) Shares held by stockholders who properly demand appraisal of such Shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will, at the Effective Time, be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any applicable withholding of taxes (the “Merger Consideration”).

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Purchaser in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

Immediately prior to the Effective Time, each unexpired and unexercised Company Option under any stock plan of the Company, including the Amended and Restated Company

2014 Stock Incentive Plan, Company 2005 Stock Plan, Company 1996 Stock Plan or any other plan, agreement or arrangement (the “Company Stock Plans”), whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option will be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law to be withheld) of an amount equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option (such amounts being referred to as the “Option Payments”).

Immediately prior to the Effective Time, each share of Company Restricted Stock will automatically become fully vested and then will be cancelled at the Effective Time, and in exchange therefor, each former holder of such cancelled Company Restricted Stock will be entitled to receive, in consideration of the cancellation of such Company Restricted Stock and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law to be withheld) equal to the per share Merger Consideration.

The Offer will expire at 12:00 midnight, Eastern Time, on April 1, 2015 (one minute after 11:59 P.M., Eastern Time, on March 31, 2015) (the “Initial Expiration Date” and, as Purchaser may from time to time extend the Offer pursuant to and in accordance with the terms of the Merger Agreement, the latest time and date at which the Offer, as so extended, will expire being the “Expiration Date”), unless extended. The Merger Agreement provides that Purchaser is required to extend the Offer beyond the Initial Expiration Date in certain circumstances. In the event that, at the Initial Expiration Date, all of the conditions to the Offer have not been satisfied, or waived by Purchaser, Purchaser must extend the Offer for successive periods of up to ten business days each in order to permit the satisfaction of such conditions, provided that (i) with respect to the extension, if any, immediately following the Initial Expiration Date, Purchaser must extend the Offer to 12:00 midnight, Eastern Time, on April 8, 2015 (which is one minute after 11:59 P.M., Eastern time, on April 7, 2015) (the “Step-Down Date”) unless the Company agrees to a shorter period and (ii) Purchaser is not required to, and may not without the Company’s prior written consent, extend the Offer beyond May 1, 2015. In the event that, on the Step-Down Date, all of the conditions to the Offer have not been satisfied, or waived by Purchaser, the Offer Price will be reduced from $173.00 to $158.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

The Offer to Purchase states that the address of the principal executive offices of Purchaser and VPI is 400 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807, and the telephone number at such principal offices is (908) 927-1400. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.salix.com.”

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

1. The section captioned “Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company – Summary of Equity Award Payments” is hereby amended and restated, in its entirety, as follows:

“The following table sets forth, for each of the Company’s directors and executive officers as of March 16, 2015, (i) the number of Shares beneficially owned by each of our executive officers and directors (which, for clarity, excludes Shares issuable upon the exercise of Company Options or vesting of Company Restricted Stock), (ii) the aggregate cash consideration that would be payable for such Shares, (iii) the aggregate number of Shares subject to Company Options and Company Restricted Stock, and (iv) the value of cash amounts payable in respect of such Company Options and Company Restricted Stock on a pre-tax basis at the Effective Time, calculated by (a) in the case of Company Options, multiplying the number of Shares subject to such Company Options by the excess of the Merger Consideration over the respective per share exercise prices of the applicable Company Options and (b) in the case of Company Restricted Stock, multiplying the Merger Consideration by the number of Shares subject to such Company Restricted Stock awards.

With respect to the following table, cash consideration for Shares beneficially owned, options and unvested stock awards is calculated using the Offer Price of $173.00 per Share.

	Number of Shares Beneficially Owned	Cash Consideration for Shares Beneficially Owned	Number of Shares Subject to Vested Options	Aggregate Cash Consideration for Options	Number of Unvested Stock Awards	Cash Consideration for Stock Awards
Non-Employee Directors
John F. Chappell	316,394	$54,736,162	-0-	$—	6,370	$1,102,010
William P. Keane	32,790	$5,672,670	15,000	$2,330,550	6,370	$1,102,010
Mark A. Sirgo	31,057	$5,372,861	-0-	$—	6,370	$1,102,010

Executive Officers
Thomas W. D’Alonzo	92,845	$16,062,185	15,000	$2,330,550	21,032	$3,638,536
William C. Bertrand	2,969	$513,637	-0-	$—	28,289	$4,893,997
Timothy J. Creech	4,065	$703,245	-0-	$—	21,372	$3,697,356
William P. Forbes	-0-	$—	-0-	$—	51,714	$8,946,522
Rick D. Scruggs	26,956	$4,633,388	-0-	$—	48,006	$8,305,038
All of our current directors and executive officers as a group (8 persons)	507,076	$87,724,148	30,000	$4,661,100	189,523	$32,787,479

With respect to the following table, cash consideration for Shares beneficially owned, options and unvested stock awards is calculated using the reduced Offer Price of $158.00 per Share.

	Number of Shares Beneficially Owned	Cash Consideration for Shares Beneficially Owned	Number of Shares Subject to Vested Options	Aggregate Cash Consideration for Options	Number of Unvested Stock Awards	Cash Consideration for Stock Awards
Non-Employee Directors
John F. Chappell	316,394	$49,990,252	-0-	$—	6,370	$1,006,460
William P. Keane	32,790	$5,180,820	15,000	$2,105,550	6,370	$1,006,460
Mark A. Sirgo	31,057	$4,907,006	-0-	$—	6,370	$1,006,460

Executive Officers
Thomas W. D’Alonzo	92,845	$14,669,510	15,000	$2,105,550	21,032	$3,323,056
William C. Bertrand	2,969	$469,102	-0-	$—	28,289	$4,469,662
Timothy J. Creech	4,065	$642,270	-0-	$—	21,372	$3,376,776
William P. Forbes	-0-	$—	-0-	$—	51,714	$8,170,812
Rick D. Scruggs	26,956	$4,259,048	-0-	$—	48,006	$7,584,948
All of our current directors and executive officers as a group (8 persons)	507,076	$80,118,008	30,000	$4,211,100	189,523	$29,944,634”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

1. Item 4 (“The Solicitation or Recommendation”) is hereby amended and supplemented as follows:

All references to “Party C” shall be replaced with references to “Endo International plc.”

2. The section captioned “The Solicitation or Recommendation – Recommendation of the Board” is hereby amended and restated, in its entirety, as follows:

“At a meeting held on March 15, 2015, the Board:

(i) determined that the transactions contemplated by the Amendment and the Merger Agreement, as amended by the Amendment, including the Offer and the Merger, as amended by the Amendment, are fair to and in the best interests of the Company and its stockholders;

(ii) approved and declared advisable the Amendment, the Merger Agreement, as amended by the Amendment, and the transactions contemplated thereby, including the Offer and the Merger, as amended by the Amendment; and

(iii) determined to recommend that the Company’s stockholders accept the Offer and tender their shares to the Purchaser in the Offer, in each case as amended by the Amendment.

ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER.”

3. The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation – Background of the Offer and the Merger”:

“On March 11, 2015, the Company received an unsolicited written proposal from Endo International plc (“Endo”) to acquire all of the outstanding Shares for a combination of 1.4607 shares of Endo common stock and $45 in cash per Share.

Later that day, the Company provided a copy of the Endo proposal to Valeant in accordance with the terms of the Merger Agreement, and Valeant sent the Company a letter requesting that the Board reaffirm its recommendation of the transactions contemplated by the Merger Agreement, dated as of February 20, 2015, including the offer price of $158 per Share.

Also on March 11, 2015, the Board met telephonically, with representatives of Centerview, J.P. Morgan and Cadwalader participating, and discussed the Endo proposal. The Board determined that it would meet again telephonically on March 14, 2015 to further discuss the proposal after management and the Company’s advisors had additional time to review the proposal.

On March 12, 2015, the Company sent a letter to Endo seeking to clarify certain of the terms and conditions of Endo’s proposal, including: (i) when Endo would provide fully executed commitment letters from its debt financing sources for the transaction; (ii) the specific manner in which Endo would be prepared to assist with the liquidity needs of the Company in paying the termination fee payable to Valeant if the Company terminated the Merger Agreement in order to enter into a definitive agreement with Endo; (iii) the confirmatory due diligence required by Endo; and (iv) the amount of the reverse termination fee Endo would be prepared to pay to the Company in the event that the Company terminated the Merger Agreement in order to enter into a definitive agreement with Endo and such agreement was subsequently terminated because Endo failed to receive the approval of its shareholders.

On the morning of March 13, 2015, Valeant issued a press release announcing that it had priced its private offering of approximately $10.1 billion aggregate principal amount of senior notes, the net proceeds of which, together with cash on hand, were expected by Valeant to be used to fund the acquisition of the Company, the repayment of Company indebtedness and transaction-related expenses.

Later in the day on March 13, 2015, the Federal Trade Commission advised Valeant that it had granted early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for Purchaser to acquire the Shares, thus satisfying the HSR Condition. See “Item 8. Additional Information – Regulatory Approvals.”

After the close of trading on March 13, 2015, Valeant sent a letter to the Company proposing to amend the Merger Agreement. In the letter, Valeant indicated that it was prepared to increase materially its offer if the parties could close in accordance with the agreed schedule of April 1, 2015. Valeant noted that it believed that both the value of the Company’s business and the state of the business are at significant risk of erosion with further delay given the following: (i) the absence of a permanent CEO and CFO at the Company; (ii) the risk of other departures in key management roles and attrition in the Company’s salesforce; (iii) the need to resolve the Company’s inventory issues; (iv) upcoming liquidity issues resulting from the maturity of the Company’s convertible notes due May 15, 2015; (v) the need to ensure that the organization stays focused in order to obtain the IBS-D approval, (vi) the investment needed to prepare for a launch if the IBS-D approval were received; and (vii) the general risks businesses face with customers, suppliers, employees and others during an extended sale process. Valeant noted that as a result, it would not be prepared to pay a higher price if it could not close on April 1, 2015 and instead was faced with the significant risks and costs attributable to the delay described above. In light of the foregoing, Valeant offered to increase the Offer Price and Merger Consideration to $169 per Share in cash in consideration for the following: (i) the Board determines that the Endo proposal does not constitute a Superior Proposal, as defined in the Merger Agreement; (ii) the Company agrees not to engage with Endo or any other party regarding an alternative transaction prior to April 1, 2015; (iii) the Merger Agreement is amended to increase the termination fee payable by the Company in certain circumstances by $100 million; and (iv) the Merger Agreement is amended to change the date on which either party may terminate the Merger Agreement if the transaction has not been completed from August 20, 2015 to May 1, 2015. The proposal also provided that if the conditions to closing the Offer were not satisfied by March 31, 2015, the Offer Price and Merger Consideration for all Shares would be reduced back to $158 per Share in cash, at which time the Company would again be permitted to evaluate alternative transactions consistent with the terms of the Merger Agreement.

Mr. D’Alonzo advised Mr. Pearson that the Board would consider Valeant’s proposal at a meeting the following afternoon.

Later in the evening of March 13, 2015, Endo sent a letter to the Board responding to the Company’s request that Endo clarify certain of the terms and conditions of its proposal. The letter stated that: (i) Endo anticipated that it would be able to deliver to the Company fully executed debt commitment letters on Sunday, March 15, 2015; (ii) Endo would be prepared to pay the termination fee payable by the Company in the event that the Company terminated the Merger Agreement in order to enter into a definitive agreement with Endo in exchange for an option to acquire Shares, which option would be exercisable by Endo upon termination of the definitive agreement between Endo and the Company unless such termination was due solely to Endo’s failure to obtain shareholder approval of the proposed transaction; (iii) Endo’s confirmatory due diligence would consist of a review of the status of the Company’s inventory drawdown program and entry into distribution services agreements, recent developments related to regulatory and litigation matters, the status of FDA approval of Xifaxan 550 for the treatment of IBS-D and certain intellectual property and product liability matters; and (iv) in the event that a definitive agreement between Endo and the Company were to be terminated because Endo’s shareholders failed to approve the transaction, Endo would pay to the Company a termination fee of $356.4 million plus up to $50 million of the Company’s documented expenses.

Early in the afternoon on March 14, 2015, representatives of Sullivan & Cromwell sent to representatives of Cadwalader a draft amendment to the Merger Agreement implementing the terms and conditions of Valeant’s March 13th proposal.

On March 14, 2015, the Board met telephonically, with representatives of Centerview, J.P. Morgan and Cadwalader participating. Also participating were representatives of Abrams & Bayliss LLP, the Company’s Delaware counsel (“Abrams & Bayliss”). Company management provided an update on the status of the FDA’s review of Xifaxan 550 for the treatment of IBS-D, and also discussed with the Board a liquidity analysis of the Company. Management also reviewed with the Board, and the Board unanimously approved, updated financial projections for the Company. The only change in the updated financial projections from the financial projections approved by the Board at its February 14, 2015 meeting were downward revisions in the projections for one of the Company’s products, Solesta, based on in-market prescription tracking showing weaker performance than previously forecast and an associated reduction in future anticipated promotional efforts on behalf of the product, which were reflected in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

Following this discussion, Mr. Sirgo advised the other directors that as a result of certain material commercial arrangements between BioDelivery Sciences International, Inc. (“BDSI”), for which Mr. Sirgo serves as President and Chief Executive Officer, and Endo, Mr. Sirgo would recuse himself from discussions regarding the Valeant and Endo proposals. Mr. Sirgo then left the meeting.

Representatives of Cadwalader then discussed with the Board its options in responding to the Valeant and Endo proposals, an overview of relevant provisions in the Merger Agreement and the directors’ fiduciary duties under Delaware law in considering the two proposals. The directors discussed in detail the comparative risk profiles of the two proposed transactions, including that the Valeant transaction was scheduled to close on April 1, 2015, that substantially all of the execution risks for completing the transaction had been eliminated or were very low, and that rejecting a higher offer from Valeant in order to pursue a potential transaction with Endo presented several execution risks, including: (i) the ability to negotiate an acceptable merger agreement with Endo; (ii) the risk that Endo would not be able to obtain financing for the cash portion of the consideration proposed by Endo; (iii) the risk that Endo required the approval of its shareholders to complete the transaction; (iv) that approximately 74% of Endo’s proposed consideration was in the form of Endo shares, presenting risk that the value of the consideration proposed by Endo could decrease as a result of decreases in Endo’s share price (as well as the benefit that would result if Endo’s share price increased); (v) risks relating to Endo’s and its financing sources’ need to complete due diligence; (vi) the fact that the Company needed to conduct substantial due diligence of Endo since Company stockholders would own approximately 40% of the combined company; (vii) the time period necessary to negotiate and close a transaction with Endo; and (viii) risks relating to obtaining antitrust approval for the Endo transaction. The directors discussed that even though Endo indicated that it would be prepared to enter into a transaction within one week of commencing discussions with the Company, the Company’s reverse due diligence of Endo would likely take additional time.

The directors also discussed several business risks that, if they occurred between signing and closing, would not enable Valeant to refuse to close the transaction, because Valeant had agreed in the Merger Agreement that such matters could not be considered in determining whether a “material adverse effect” had occurred. Even if any of such matters could be so considered, the likelihood of any of such events occurring prior to the expected closing of the transaction on April 1, 2015 was relatively modest. The directors further discussed that even if Endo agreed in a definitive agreement that it could not refuse to close the transaction if any of these business risks occurred, its shareholders would nevertheless have the ability to vote against the transaction if any of these business risks materialized, effectively giving Endo’s shareholders an option to determine whether the transaction would proceed notwithstanding any contractual protections agreed upon with Endo, and that the likelihood of any such business risks materializing in the likely time period before an Endo shareholder vote would occur is greater than with respect to completion of the Valeant transaction.

The directors discussed that if the Board did not accept the higher proposal from Valeant (as it might be further negotiated by the Board), and it was not able to reach a definitive agreement with Endo, the Company might not be able to secure consideration for the Company’s stockholders in excess of the $158 per Share price then in effect. See “—Reasons for Recommendation” below.

Representatives of Centerview and J.P. Morgan then discussed with the directors an overview of Endo, including its recent trading history, as well as certain financial analyses with respect to Valeant’s March 13th proposal. The directors also discussed the presentation that had been given by Endo to the Company’s management and certain of the directors regarding the prospects of the combined company on February 18, 2015. After further discussion, the Board determined to meet again on March 15, 2015 to further consider the two proposals and authorized Mr. D’Alonzo to engage with Mr. Pearson to attempt to negotiate a higher price and more favorable terms.

Following the Board meeting, Mr. D’Alonzo called Mr. Pearson and advised him that the Company was not prepared to accept Valeant’s proposal.

Endo subsequently sent a letter to the Board enclosing commitment letters from its debt financing sources, which were subject to completion of confirmatory due diligence. Endo also stated that if the Board were to determine that Endo’s proposal was one that could reasonably be expected to lead to a superior proposal, Endo would be prepared to engage with, and was open to, immediately discussing ways to improve the value represented by its proposal, including by discussing its proposed share exchange ratio.

During the course of the day on March 15, 2015, Mr. D’Alonzo had several discussions with Mr. Pearson, and representatives of Cadwalader had several discussions with representatives of Sullivan & Cromwell, with respect to Valeant’s March 13th proposal. Mr. D’Alonzo requested that Valeant: (i) increase its proposed purchase price from $169 per Share to $175 per Share in cash; (ii) extend each of the April 1, 2015 date on which the price would be reduced to $158 per Share, and the May 1, 2015 outside date, by an additional thirty days; (iii) reduce the proposed increase in the termination fee payable by the Company in certain circumstances from $100 million to $50 million; and (iv) eliminate the requirement that the Company not engage with Endo or any other party regarding an alternative transaction.

On March 15, 2015, Mr. Pearson called Mr. D’Alonzo to deliver a revised proposal. Mr. Pearson indicated that Valeant would be prepared to either (i) increase its proposed price from $169 to $172.50 per Share and accept an increase in the termination fee of $75 million or (ii) increase its proposed price from $169 to $173 per Share with an increase in the termination fee of $100 million. In either case, the proposed price would be reduced to $158 per Share for all Shares in the event that the conditions to the Offer were not satisfied or waived by the end of the day on March 31, 2015. Mr. Pearson also indicated that Valeant was prepared to remove the prohibition that was contained in the March 13th proposal that the Company not engage with Endo or any other person regarding an alternative transaction during the period through April 1, 2015. All other aspects of the March 13th proposal remained the same.

Later in the day on March 15, 2015, Mr. D’Alonzo called Mr. Pearson and indicated that the Company was prepared to enter into an amendment providing for (i) an increase in the proposed price to $174 per Share, with a reduction in the proposed price back to $158 per Share for all Shares if the conditions to the Offer are not satisfied, or waived by Purchaser, by the end of day on March 31, 2015, (ii) an increase in the termination fee of $100 million and (iii) a change in the outside date from August 20, 2015 to May 1, 2015. In addition, the Company would confirm that the Endo Proposal is not a Superior Proposal.

Later, Mr. Pearson called Mr. D’Alonzo to reject the proposed $174 per Share price and reiterate that Mr. Pearson was willing to recommend the transaction to the Valeant Board of Directors at $173 per Share.

Messrs. Pearson and D’Alonzo and representatives from Sullivan & Cromwell and Cadwalader then discussed Valeant’s latest proposal. During the conversation, Mr. Pearson noted that Valeant was not prepared to increase its proposed price beyond $173 per Share. Mr. Pearson did indicate that Valeant would be prepared to change the date on which the proposed price would be reduced from the end of the day on March 31, 2015 to the end of the day on April 7, 2015.

Valeant then sent the Company a letter confirming its revised offer to (i) increase the proposed price to $173 per Share, with a reduction in the proposed price back to $158 per Share for all Shares if the conditions of the Offer are not satisfied, or waived by Purchaser, by April 7, 2015 and (ii) permit Salix to discuss alternative transactions with any person, subject to the restrictions contained in the Merger Agreement. The letter stated that the other elements of the Valeant’s March 13th proposal (i.e., setting the outside date at May 1, 2015 and the increase in the termination fee by $100 million) remained the same.

Early in the evening of March 15, 2015, the Board held a telephonic meeting, at which representatives of Centerview, J.P. Morgan, Cadwalader and Abrams & Bayliss participated. Mr. Sirgo again did not participate in the meeting as a result of BDSI’s commercial relationship with Endo. Mr. D’Alonzo provided an update on the discussions with Mr. Pearson that day, as well as the updated proposal from Valeant. Representatives of Cadwalader and Abrams & Bayliss discussed with the directors the structural elements of Valeant’s proposal, including the reduction in the price per Share to be paid by Valeant if all of the conditions to closing the Offer were not satisfied or waived by the end of the day on April 7, 2015. The directors also discussed the letter received from Endo that afternoon. It was noted that although the Endo letter stated that Endo was “open to” discussing ways to improve the value presented by its proposal, there was no commitment by Endo to increase the value of its proposal, and that any increase would be expected to be in the form of Endo shares.

Representatives of Centerview and J.P. Morgan discussed with the directors certain pro forma financial analyses of a combination of the Company and Endo, which were based on management projections for the Company and publicly available information for Endo and which Centerview and J.P. Morgan noted were for reference purposes only. These analyses did not contain a valuation analysis of either Endo or Endo’s March 11th proposal.

The directors discussed that if the Board determined to accept Valeant’s March 15th proposal, Valeant required that it determine that the Endo proposal, as compared to the Valeant proposal, did not constitute and could not reasonably be expected to result in a “Superior Proposal” as defined in the Merger Agreement. The directors further discussed that if the Board determined to accept Valeant’s March 15th proposal, which provided near-term and highly certain value to the Company’s stockholders, and substantially increased value for the Company’s stockholders relative to the $158 per Share price then in place, Endo would not be foreclosed from submitting another, higher proposal. The directors further discussed the execution risks presented by the Endo proposal, as previously discussed at the March 14th Board meeting, and that if the Board rejected Valeant’s $173 per Share proposal in order to enter into discussions with Endo, the Company might not reach agreement with Endo and Valeant might not again be willing to increase the then-effective $158 per Share price.

Representatives of Centerview and J.P. Morgan then presented their financial analyses of a transaction with Valeant at an all cash price per Share of $173, and rendered their respective oral opinions to the Board, subsequently confirmed in writing, to the effect that, as of March 15, 2015, and subject to the factors, assumptions, matters considered and limitations and qualifications described in the respective written opinions, the consideration of $173 per Share in cash to be paid to the holders of Shares (other than as specified in the respective opinions) pursuant to the Merger Agreement, as proposed to be amended, was fair, from a financial point of view, to such holders, as more fully described under the caption “—Opinions of the Company’s Financial Advisors” below.

The directors considered that, although the opinions being given by Centerview and J.P. Morgan at this meeting did not relate to the $158 per Share price in the event that all of the conditions to the Offer were not satisfied or waived prior to the end of the day on April 7, 2015, each of Centerview and J.P. Morgan had provided an oral opinion, subsequently confirmed in writing on February 20, 2015, to the effect that, as of such date and subject to the factors, assumptions, matters considered and limitations and qualifications described in the respective February 20th written opinions, the consideration of $158 per Share in cash to be paid to the holders of Shares (other than as set forth in the respective written opinions) pursuant to the Merger Agreement (prior to its amendment) was fair, from a financial point of view, to such holders, as more fully described under the caption “—Opinions of the Company’s Financial Advisors” below. The directors noted that although neither Centerview nor J.P. Morgan has any obligation to update, and neither had updated their respective February 20th opinions, the financial forecasts used by Centerview and J.P. Morgan in connection with their February 20th opinions had not changed other than to reflect the downward revisions for Solesta described above.

At the Board’s request, Mr. D’Alonzo then left the meeting to call Mr. Pearson and request that Valeant move to April 15, 2015 the date at which the Offer Price would be reduced to $158 per Share if all of the conditions to the Offer were not satisfied or waived. Mr. Pearson advised Mr. D’Alonzo that Valeant would not agree to extend that date.

Upon Mr. D’Alonzo’s return to the meeting, the Board discussed whether to approve the entry into the Amendment with Valeant in lieu of engaging with Endo with respect to its proposal. Among other matters, the Board discussed in particular the fact that the Endo shareholder vote required by the Endo proposal, and the large fixed stock component of the Endo proposal, exposed the Company’s stockholders to Company and Endo business risks which were not applicable in the case of Valeant’s proposal. Following this discussion, the Board, with Mr. Chappell dissenting, (i) determined that, in comparison to Valeant’s March 15th proposal to amend the Merger Agreement, the Endo proposal did not constitute and could not reasonably be expected to result in a Superior Proposal as defined in the Merger Agreement, (ii) determined that the transactions contemplated by the Amendment and the Merger Agreement, as amended by the Amendment, including the Offer and the Merger, as amended by the Amendment, are fair to and in the best interests of the Company and its stockholders, (iii) approved and declared advisable the Amendment, the Merger Agreement, as amended by the Amendment, and the transactions contemplated thereby, including the Offer and the Merger, as amended by the Amendment, and (iv) determined to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer, in each case as amended by the Amendment. Mr. Chappell dissented because he did not approve the entry into the Merger Agreement on February 20, 2015, and he did not believe that the terms of Valeant’s March 15th proposal represented a significant change from the original transaction.

Following the meeting, Mr. D’Alonzo advised Mr. Pearson that the Board had approved Valeant’s proposal. Representatives of Cadwalader and Sullivan & Cromwell then finalized the terms of the Amendment, which the Company, Valeant, VPI and Purchaser executed and delivered on the morning of March 16, 2015. Later that morning, the Company and Valeant issued a joint press release announcing the execution of the Amendment.

Later in the morning of March 16, 2015, Endo issued a press release announcing that it was withdrawing its cash and stock proposal to acquire the Company and that it was turning its attention to other opportunities. Endo wished the Company and Valeant continued success as they move forward with the transactions contemplated by the Merger Agreement.

After market close on March 16, 2015, Valeant filed with the SEC a prospectus supplement for a $1.45 billion offering of Valeant common shares in order to fund the additional consideration to the Company’s stockholders as a result of the Amendment.”

4. The following paragraphs are hereby added immediately prior to the last paragraph under the heading “The Solicitation or Recommendation – Reasons for Recommendation”:

“In determining to enter into the Amendment and not to engage in discussions with Endo with respect to its proposal, the Board considered numerous additional factors, including the following non-exhaustive list of material factors and benefits of the Offer and the Merger, in each case as amended by the Amendment, each of which the Board believed supported its determination and recommendation:

•	Increased Offer Price. The Board considered:

•	the fact that the increased Offer Price represents a 43.9% premium over the trading price at which the Shares closed on January 16, 2015, the last trading day before Reuters reported that the Company was working with Centerview to explore its options, including a potential sale;

•	the fact that the increased Offer Price represents a 47.6% premium over the average trading price for the Shares for the one-month period ending January 16, 2015;

•	the fact that the increased Offer Price represents a 58.5% premium over the average trading price for the Shares from the date the Company released its third quarter earnings and announced the Audit Committee review through January 16, 2015;

•	the fact that the increased Offer Price represents a 9.49% premium over the original Offer Price of $158 per Share and an additional approximately $1.0 billion in additional cash value for the Company’s stockholders;

•	the Board’s belief that it obtained Valeant’s best and final offer, and that, as of the date of the Amendment, the increased Offer Price of $173 per Share (i) was higher than the price per share of $172.56 per share offered by Endo (based on Endo’s closing share price on March 13, 2015, the last trading day prior to the Board’s determination to approve the Amendment) and (ii) represented the highest per-Share consideration reasonably obtainable; and

•	that if the Board did not accept Valeant’s proposal in order to enter into discussions with Endo, the Company might not reach agreement with Endo at Endo’s proposed purchase price or at all and Valeant might not again be willing to increase the then-effective $158 per Share price.

•	Execution Risks. The Board considered the comparative risk profile of the proposed Valeant and Endo transactions. The Board specifically noted that:

•	the Valeant transaction offered an all-cash price with certainty of value;

•	the Valeant transaction was not subject to a Valeant shareholder vote;

•	the Valeant transaction was scheduled to close on April 1, 2015 and, if completed on that date, would not subject the Company to business and transaction-related risks associated with a longer period between signing and closing;

•	the Company had a definitive merger agreement with Valeant that was not subject to further negotiation and did not include financing or diligence conditions;

•	Valeant had raised all the necessary debt financing for the transaction and was in a position to raise the remaining amount with the launch of a public equity capital raise on the day the Amendment was executed;

•	the Valeant transaction would not require the Company to conduct due diligence on Valeant; and

•	the HSR Condition required to complete the Valeant transaction had already been satisfied.

The Board also considered that rejecting a higher offer from Valeant in order to pursue a potential transaction with Endo presented several execution risks, including:

•	the risk that the Company would not be able to negotiate an acceptable merger agreement with Endo;

•	the risk that Endo would not be able to obtain financing for the cash portion of the consideration proposed by Endo due to funding conditions in the commitment letters provided by Endo on March 15, 2015;

•	the risk that, because approximately 74% of Endo’s proposed consideration was in the form of Endo stock, the value of the proposed consideration could decrease as a result of decreases in the price of Endo’s shares, which were trading at near all-time highs;

•	risks relating to Endo’s and its financing sources’ need to complete due diligence;

•	risks relating to the Company’s need to conduct substantial due diligence of Endo since the Company’s stockholders would own approximately 40% of the combined company; and

•	risks relating to obtaining antitrust approval for the Endo transaction.

•

Requirement that Endo Obtain Shareholder Approval and Business Risks. The Board considered that Endo would need the approval of its shareholders in order to complete its proposed transaction, and that the transaction with Valeant did not require the approval of Valeant’s shareholders. The Board discussed the business risks that it had considered when determining whether to enter into the original Merger Agreement, and noted that several of those risks remained, including wholesale distributor purchasing and liquidity risk, risks relating to the ability to identify a permanent Chief Executive Officer and Chief Financial Officer, risks relating to receiving approval for, and a successful launch of, Xifaxan 550 for the treatment of IBS-D and risks relating to generic competition. The Board considered the fact that Valeant would not be able to refuse to close the transaction on account of those business risks because Valeant had agreed in the Merger Agreement that such matters could not be considered in determining whether a “material adverse effect” had occurred, and even if any of such matters could be so considered, the likelihood of any of such events occurring prior to the expected closing of the transaction on April 1, 2015 was relatively modest. With respect to the Endo proposal, on the other hand, there was a greater risk of such business risks occurring prior to the closing of a transaction with Endo, which could entail up to a five-month period between a determination to engage with Endo and the closing of a transaction. The Board further discussed that even if Endo agreed in a definitive agreement that it could not refuse to close the transaction if any of these business risks occurred, its shareholders would nevertheless have the ability to vote against the transaction if any of such risks materialized, effectively giving Endo shareholders an option to determine whether the transaction would proceed notwithstanding any contractual protections agreed upon by Endo. The Board considered that in the event that the Company entered into a definitive agreement with Endo (and forewent the additional value being offered by Valeant), and such agreement was subsequently terminated, the business and operations of the Company could be severely damaged.

•	Centerview’s and J.P. Morgan’s Fairness Opinion and Related Analyses. The Board considered the oral opinions of Centerview and J.P. Morgan delivered to the Board on March 15, 2015, which were subsequently confirmed in writing, to the effect that, as of March 15, 2015, and subject to the factors, assumptions, matters considered and limitations and qualifications described in the respective written opinions, the consideration of $173 per Share in cash to be paid to the holders of Shares (other than as specified in the respective opinions) pursuant to the Merger Agreement, as amended by the Amendment, was fair, from a financial point of view, to such holders. Centerview’s and J.P. Morgan’s March 15th written opinions are more fully described below under the caption “—Opinions of the Company’s Financial Advisors.”

The Board also considered a variety of countervailing factors relating to entering into the Amendment as opposed to determining to enter into discussions with Endo, including:

•

Competing Proposals. The Board considered whether the structural aspects of the Amendment, including the fact that the Offer Price would be reduced to $158 per Share in the event that all of the conditions to the Offer were not satisfied or waived by the end of the day on April 7, 2015, and the increase in the termination fee from $356.4 million to $456.4 million, would deter an increased proposal from Endo or a proposal from any other party. The Board determined that the amount of the termination fee, together with the up to $50 million in expense reimbursement that would be payable to Valeant if the termination fee became payable (which amount represents approximately 3.9% of the equity value of the Company in the transaction), was comparable to termination fees in transactions of a similar size, was reasonable and, together with the other provisions contained in the Merger Agreement, as amended by the Amendment, would not likely deter competing bids. The Board considered that Valeant insisted on these provisions as a condition to increasing the Offer Price by an additional $15 per Share, or approximately $1.0 billion in the aggregate.

•	No Participation in the Company’s Future. The Board considered that the Endo proposal contained a substantial stock component, and that the Company’s stockholders would own approximately 40% of the combined company, providing meaningful opportunity to participate in the potential benefits created by the combination of the two companies, including the potential benefits that the combined company could realize if and when Xifaxan 550 for the treatment of IBS-D was approved by the FDA. The Board determined, however, that it would need to conduct substantial due diligence of Endo in order to evaluate the potential value creation of the combined company, and that after such review, the Board might not find that the potential additional value creation existed or that such potential value creation existed at levels which justified passing on the value of Valeant’s increased all-cash proposal. The Board also considered that even if the Board determined that such potential value creation existed, it might not be realized to the extent expected by the Board or at all.

5. The section captioned “General” under the “The Solicitation or Recommendation – Opinions of the Company’s Financial Advisors – Opinion of Centerview Partners LLC” is hereby deleted and replaced with the following disclosure:

Opinion of Centerview Partners LLC on March 15, 2015

The Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the per share consideration of $173.00 in cash proposed to be paid to such holders pursuant to the Merger Agreement, as amended by the Amendment, which is referred to in this summary of Centerview’s March 15, 2015 opinion and the summary of J.P. Morgan’s March 15, 2015 opinion included herein as the “Increased Consideration.” Centerview assumed that all of the conditions to the Offer will be satisfied or waived on or prior to 12:00 midnight, Eastern Time, on April 8, 2015 and the Offer Price (as defined in the Merger Agreement) will not be reduced pursuant to Section 1 of Amendment.

On March 15, 2015, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, the Increased Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon Centerview with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of Centerview’s written opinion, dated March 15, 2015, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, is attached as Annex D and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex D. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Increased Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	the Merger Agreement dated February 20, 2015, as amended by the Amendment and collectively with the Amendment, referred to in this summary of Centerview’s opinion as the “Merger Agreement”;

•	a draft of the Amendment, dated March 15, 2015, referred to in this summary of Centerview’s opinion as the “Draft Amendment”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2014, December 31, 2013 (as amended) and December 31, 2012;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which is collectively referred to in this summary of Centerview’s opinion as the “Internal Data.” For further discussion of the Forecasts, see “Item 8. Additional Information – Certain Management Projections.”

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Amendment would not differ in any respect material to Centerview’s analysis or opinion from the Draft Amendment reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview assumed that all of the conditions to the Offer will be satisfied or waived on or prior to 12:00 midnight, Eastern Time, April 8, 2015 and the Offer Price will not be reduced pursuant to Section 1 of the Amendment. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to and did not address the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Increased Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Increased Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated March 15, 2015. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Valeant, VPI, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 13, 2015 (the last full trading day prior to the delivery by Centerview of its opinion to the Board) and is not necessarily indicative of current market conditions. The implied per Share equity value ranges described below were based on the Company’s fully diluted outstanding Shares calculated on a treasury stock method (taking into account outstanding in-the-money options, warrants and other convertible securities) basis based on information provided by the Company.

Selected Comparable Public Company Analysis

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company:

•	Actavis plc

•	Valeant Pharmaceuticals International, Inc.

•	Endo International plc

•	Mallinckrodt plc

•	Jazz Pharmaceuticals plc

•	United Therapeutics Corporation

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded life sciences companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected comparable companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and judgment as a financial advisor, concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Centerview calculated and compared financial multiples for the selected comparable companies based on publicly available information it obtained from SEC filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research, and closing stock prices on March 13, 2015 (the last full trading day prior to the delivery by Centerview of its opinion to the Board). With respect to each of the selected comparable companies, Centerview calculated and analyzed the company’s market price per share as a multiple of the consensus estimated or Wall Street research analyst estimated earnings per share, or EPS (a ratio commonly referred to as price to earnings ratio, or P/E) for calendar year 2015 and 2016.

The results of this analysis are summarized as follows:

	High	Mean	Median	Low
Share Price/2015E EPS	18.6x	16.7x	16.8x	13.6x
Share Price/2016E EPS	16.8x	14.4x	14.2x	12.9x

Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a valuation range of 15.5x to 17.0x to the Company’s estimated calendar year 2015 fully taxed earnings per Share of $5.53 (which reflects management’s forecasts for the Company as if the Company were to sell its products based on prescription demand in 2015 without regard to its inventory reduction plan, as further described in “Item 8. Additional Information — Certain Management Projections.”), which resulted in an implied per Share equity value range for the Shares of approximately $85.75 to $94.00. Centerview also applied a valuation range of 13.5x to 15.0x to the Company’s estimated calendar year 2016 fully taxed cash earnings per Share of $8.26 as set forth in the Forecasts, which resulted in an implied per Share equity value range of approximately $111.50 to $124.00. Centerview compared this range to the per share Increased Consideration of $173.00 to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transaction. These transactions were:

Date Announced	Acquiror	Target
1/11/2015	Shire plc	NPS Pharmaceuticals, Inc.
12/8/2014	Merck & Co., Inc.	Cubist Pharmaceuticals, Inc.
11/16/2014	Actavis plc	Allergan, Inc.

Date Announced	Acquiror	Target
9/16/2014	Endo International plc	Auxilium Pharmaceuticals, Inc.
6/9/2014	Merck & Co., Inc.	Idenix Pharmaceuticals, Inc.
5/16/2014	Abbott Laboratories	CFR Pharmaceuticals S.A.
4/7/2014	Mallinckrodt plc	Questcor Pharmaceuticals Inc.
2/18/2014	Actavis plc	Forest Laboratories, Inc.
1/8/2014	Forest Laboratories, Inc.	Aptalis Pharma Inc.
11/11/2013	Shire plc	ViroPharma Inc.
11/7/2013	Salix Pharmaceuticals, Ltd.	Santarus, Inc.
8/25/2013	Amgen Inc.	Onyx Pharmaceuticals Inc.
9/3/2012	Valeant Pharmaceuticals International, Inc.	Medicis Pharmaceutical Corp.
7/29/2013	Perrigo Company plc	Elan Corporation plc
5/27/2013	Valeant Pharmaceuticals International, Inc.	Bausch + Lomb Holdings Incorporated
5/19/2013	Actavis Inc.	Warner Chilcott plc
7/16/2012	GlaxoSmithKline plc	Human Genome Sciences, Inc.
11/21/2011	Gilead Sciences, Inc.	Pharmasset Inc.
5/19/2011	Takeda Pharmaceutical Company Limited	Nycomed A/S
5/2/2011	Teva Pharmaceutical Industries Ltd.	Cephalon, Inc.
2/16/2011	Sanofi-Aventis SA	Genzyme Corp.
10/12/2010	Pfizer Inc.	King Pharmaceuticals, Inc.

No company or transaction used in this analysis is identical or directly comparable to the Company or the Transaction. The companies included in the selected transactions above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. Accordingly, Centerview believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Transaction. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from SEC filings, relevant press releases, FactSet, Institutional Brokers’ Estimate System (I/B/E/S) and Wall Street research.

Using publicly available information, Centerview calculated, for each selected transaction, the implied total enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and other convertible securities) plus the book value of debt less cash and cash equivalents), based on the purchase price paid in the transaction, as a multiple of the target company’s next-twelve months, or NTM, estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, at the time of the transaction announcement.

The results of this analysis are summarized as follows:

	Max	Mean	Median	Min
Enterprise Value/NTM EBTIDA	28.2x	13.6x	12.4x	6.0x

Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied an illustrative range of enterprise value to NTM EBITDA multiples of 12.0x to 18.0x to corresponding NTM EBITDA of the Company of $787 million for the calendar year 2015 (which reflects management’s forecasts for the Company as if the Company were to sell its products based on prescription demand in 2015 without regard to its inventory reduction plan, as further described in “Item 8. Additional Information – Certain Management Projections”), to calculate an implied per Share equity value range of approximately $99.50 to $156.25. Centerview compared this range to the per share Increased Consideration of $173.00 to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Sum-of-the-Parts Discounted Cash Flow Analysis

Centerview also performed a sum-of-the-parts discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Centerview calculated the sum-of-the-parts discounted cash flow of the Company based on the Internal Data (including the Forecasts).

Centerview performed the discounted cash flow analysis of the Company on a product-by-product basis, based on the projected sales set forth in the Forecasts, as well as product-by-product data on gross margin and allocation of expenses, as estimated by management of the Company. Based on such data, Centerview calculated the fully taxed unlevered free cash flows for each such product for 2015 through 2029, based on management estimates of product related expenses, including allocated identified selling, general and administrative expenses for each such product (including stock based compensation expense and excluding unidentified expenses), overhead research and development expenses (excluding expenditures for unidentified research and development expenses) and allocated changes in net working capital and capital expenditures for such product, in each case as prepared by management of the Company.

Centerview then discounted these free cash flow amounts to present value. For commercial or near commercial products, Centerview used a range of discount rates of 7.5% to 8.5% (determined based on Centerview’s analysis of the Company’s weighted average cost of capital and in line with the weighted average cost of capital for high growth, commercial pharmaceutical companies) and for pipeline products, Centerview used a range of discount rates of 12.0% to 14.0% (determined based on Centerview’s analysis of the weighted average cost of capital for pre-revenue pharmaceutical companies), in each case, using a mid-year convention and discounted to December 31, 2014. Centerview then calculated a terminal value for each product at the end of the projection period ending 2029. For products that would have achieved a post loss of exclusivity steady state demand by the terminal period, Centerview used a range of perpetuity growth rates of (2%) to 2%, and for products less than three years post loss of exclusivity at the beginning of the terminal period, Centerview used a range of perpetuity growth rates of (10%) to (15%). For each such product, Centerview used the applicable discount rate described above. For each such product, Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares, calculated as described above.

Centerview also performed a discounted cash flow analysis with respect to the Company’s unallocated and unidentified selling, general and administrative expenses (excluding 50% of unidentified selling, general and administrative expenses associated with unallocated future product investment), depreciation and amortization, milestone payments, tax attributes and other cash flow items, using a range of discount rates of 7.5% to 8.5% (determined based on Centerview’s analysis of the Company’s weighted average cost of capital and in line with the weighted average cost of capital for high growth, commercial pharmaceutical companies) and a range of perpetuity growth rates of 0% to 2%. Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares, calculated as described above. For purposes of its analysis, Centerview assumed that unidentified research and development expense and 50% of unidentified selling, general and administrative expenses associated with unallocated future product investment would earn their cost of capital (and therefore have no impact on the foregoing per Share calculations).

To arrive at a per share range Centerview then added the per Share results of each of the foregoing calculations and subtracted the Company’s estimated net debt per share (calculated by dividing the Company’s estimated net debt as of December 31, 2014 by the Company’s fully diluted outstanding Shares, calculated as described above), which resulted in an implied per Share equity value range of approximately $130.50 to $151.00.

The results of this analysis are summarized as follows:

	Implied per Share Range
	Low	High
Major Current Products
Xifaxan 550 — HE	$65.13	$70.37
Xifaxan 550 — IBS	46.67	51.99
Xifaxan 200	1.07	1.15
Apriso	5.74	6.50
Uceris	7.07	8.14
Relistor	5.79	6.46
Ruconest	2.66	2.94
Total	$134.13	$147.54
Pipeline Products
Rifaximin EIR	$3.66	$4.51
Rifaximin SSD	9.43	12.30
Oral Relistor	11.92	14.23
Total	$25.02	$31.04
Other Products	$14.32	$18.29
Corporate	($10.11)	($13.36)
Total Enterprise Value per Share	$163.36	$183.51
Net Debt Per Share	($32.97)	($32.41)
Total per Share	$130.39	$151.10

Centerview compared this implied per Share equity value range of approximately $130.50 to $151.00 to the per share Increased Consideration of $173.00 to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Considerations

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•	historical closing trading prices of the Shares during the 12-month period ended August 18, 2014 (the day prior to media reports of a potential acquisition of the Company), which reflected low and high stock trading prices for the Company during such period of $65.73 to $140.02 per share;

•	historical closing trading prices of the Shares during the period between November 7, 2014 (the first trading day following the publication of the Company’s earnings for the third quarter ended September 30, 2014) to January 16, 2015 (the day prior to media reports beginning to appear stating that the Company was exploring a potential sale) which reflected low and high stock trading prices for the Company during such period of $91.47 to $120.19 per share;

•	stock price targets for the Shares in publicly available Wall Street research analyst reports as of February 11, 2015 (the day prior to media reports stating that the Company was exploring a potential sale to Valeant), which indicated low and high stock price targets for the Company of $100.00 and $160.00 per share, respectively; and

•	illustrative present values of future share prices of the Company based on one-year forward multiples of 15.5x to 17.0x (derived by Centerview based on the analysis described above under “Selected Comparable Public Company Analysis”) applied to the fully taxed 2016 to 2018 EPS as set forth in the Forecasts discounted at illustrative 15% and 20% expected rates of equity returns, which reflected low and high share prices for the Company of $106.75 to $152.25. These discount rates differ from the Company’s calculated cost of equity of 9.2% to reflect Centerview’s view of current equity returns needed in the public market given current risks around the Company’s business and related issues.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of the Company with respect to the consideration (prior to giving effect to the Amendment) or Increased Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Valeant and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. Except in connection with Centerview’s current engagement by the Company, Centerview has not provided any investment banking or other services to the Company, VPI, Valeant or Purchaser. Centerview may provide investment banking and other services to or with respect to the

Company, Valeant or VPI or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Valeant, VPI, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience with respect to the pharmaceutical industry generally. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $48.2 million, $5 million of which was paid prior to December 31, 2014 in the form of an advisory fee and the remaining $43.2 million of which is payable contingent upon consummation of the Transaction or a similar transaction. If the Offer Price is reduced to $158.00 per Share, Centerview’s aggregate fee will be reduced to approximately $44.4 million. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising out of, and to indemnify Centerview against certain liabilities that may arise out of, Centerview’s engagement.

6. The section captioned “General” under “The Solicitation or Recommendation – Opinions of the Company’s Financial Advisors – Opinion of J.P. Morgan Securities LLC” is hereby deleted and replaced with the following disclosure:

Opinion of J.P. Morgan Securities LLC on March 15, 2015

At the meeting of the Board on March 15, 2015, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its opinion, the Increased Consideration to be paid to the holders of the Shares (other than Excluded Shares) in the Offer and Merger (assuming that at or prior to 12:00 midnight, Eastern Time, on April 8, 2015 (which is one minute after 11:59 p.m., Eastern Time, on April 7, 2015), all of the conditions to the Offer (including the Minimum Condition and the other conditions set forth in Annex I of the Merger Agreement) shall have been satisfied or waived by Purchaser (the “Condition”)) was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its March 15, 2015 oral opinion by delivering its written opinion to the Board, dated as of March 15, 2015, that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its opinion, the Increased Consideration to be paid to the holders of the Shares (other than Excluded Shares) in the Offer and Merger (assuming that the Condition will be satisfied) was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of J.P. Morgan dated as of March 15, 2015, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex E to this Schedule 14D-9 and is incorporated herein by reference. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Board, is directed only to the Increased Consideration to be received by the holders of the Shares (other than Excluded Shares) in the Offer and Merger (assuming that the Condition will be satisfied) and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Offer or any other matter. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement, dated as of February 20, 2015, and a draft dated March 15, 2015 of the Amendment;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the Offer and Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the business of the Company, including the Management Projections; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company, VPI or Valeant under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based.

J.P. Morgan has assumed that the Condition will be satisfied. J.P. Morgan also assumed that the Offer and Merger and the other transactions contemplated by the Merger Agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of the Company, and will be consummated as described in the Merger Agreement, and that the definitive Amendment would not differ in any material respect from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, VPI and Purchaser in the Merger Agreement and the related agreements are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and Merger.

The projections furnished to J.P. Morgan for the Company were prepared by the management of the Company. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer and Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to the section entitled “Item 8. Additional Information — Certain Management Projections.”

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion dated as of March 15, 2015, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Increased Consideration to be paid to the holders of the Shares (other than Excluded Shares) in the Offer and Merger (assuming that the Condition will be satisfied), and J.P. Morgan has expressed no opinion as to the fairness of the Offer and Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Offer and Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and Merger, or any class of such persons, relative to the Increased Consideration to be paid to the holders of the Shares (other than Excluded Shares) in the Offer and Merger or with respect to the fairness of any such compensation. In addition, J.P. Morgan expressed no opinion as to the price at which the Shares will trade at any future time.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company for the purposes of its analysis. The companies selected by J.P. Morgan were:

•	Actavis plc

•	Valeant

•	Endo International plc

•	Mallinckrodt plc

•	Jazz Pharmaceuticals plc

•	United Therapeutics Corporation

None of the selected companies reviewed is identical to the Company. Certain of these companies may have characteristics that are materially different from those of the Company. The companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the closing stock price on March 13, 2015 to the estimated earnings per share for the 12-month period ended December 31, 2016 (“2016E P/E”), based on consensus equity research analyst estimates.

Based on the results of this analysis, J.P. Morgan selected a multiple reference range for the Company of 13.0x — 17.0x for 2016E P/E. These multiples were then applied to management’s estimate of the Company’s calendar year 2016 fully taxed cash earnings per Share of $8.26 as set forth under the line item “Fully-Taxed EPS” in the Company Forecasts, yielding a range of implied equity values for the Shares, rounded to the nearest $0.25, of $107.50 to $140.50 per Share.

The range of implied equity values for the Shares was compared to the proposed cash consideration of $173.00 per Share for the Shares (other than Excluded Shares) in the Offer and Merger.

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving acquired businesses that, for purposes of J.P. Morgan’s analysis, were considered relevant. Specifically, J.P. Morgan reviewed the following transactions:

Date Announced	Acquiror	Target
December 8, 2014	Merck & Co, Inc.	Cubist Pharmaceuticals Inc.
November 17, 2014	Actavis plc	Allergan, Inc.
July 18, 2014	Abbvie, Inc.	Shire plc
April 7, 2014	Mallinckrodt plc	Questcor Pharmaceuticals, Inc.
February 18, 2014	Actavis plc	Forest Laboratories, Inc.
November 8, 2013	Company	Santarus, Inc.
May 27, 2013	Valeant	Bausch & Lomb Holdings Inc.
February 16, 2011	Sanofi S.A.	Genzyme Corp.
October 12, 2010	Pfizer, Inc.	King Pharmaceuticals, Inc.
September 1, 2008	Shionogi Pharma, Inc	Sciele Pharma, Inc.
August 22, 2008	King Pharmaceuticals, Inc.	Alpharma Inc.

None of the selected transactions reviewed is identical to the Offer and Merger. Certain of these transactions may have characteristics that are materially different from those of the Offer and Merger. The transactions selected were chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the transactions involved and other factors that could affect the transactions compared to the Offer and Merger.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the aggregate value of the transaction to the target company’s EBITDA (defined as earnings before interest, taxes, depreciation and amortization and stock-based compensation expenses) for the twelve-month period following the announcement of the transaction (“NTM EBITDA”), based on consensus equity research analyst estimates. This ratio is referred to below as “EV/NTM EBITDA.”

Based on the results of this analysis, J.P. Morgan selected a multiple reference range of 12.0x — 18.0x for EV/NTM EBITDA. These multiples were then applied to management’s estimate of the Company’s calendar year 2015 demand-based EBITDA of $787 million as set forth under the line item “EBITDA” in the Company Forecasts, yielding a range of implied equity values for the Shares, rounded to the nearest $0.25, of $99.50 to $156.25 per Share (after subtracting management’s estimate of net debt as of December 31, 2014 and then dividing by the number of outstanding shares of the Company on a fully-diluted basis as indicated by the Company’s management).

The range of implied equity values for the Shares was compared to the proposed cash consideration of $173.00 per Share for the Shares (other than Excluded Shares) in the Offer and Merger.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Shares.

A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit before interest and after tax, adjusted for depreciation and amortization, capital expenditures, changes in net working capital, and certain other one-time cash flow items as applicable. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

In conducting its discounted cash flow analysis, J.P. Morgan calculated, from certain line items included in the Company Forecasts (as defined in “Item 8. Additional Information — Certain Management Projections”), the projected unlevered free cash flows generated by the Company during fiscal years 2015 through 2029, as set forth below, which calculation was reviewed by and agreed upon with Company management.

	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Unlevered Free Cash Flow	$74	$463	$739	$854	$1,081	$1,219	$1,345	$1,402	$1,696	$1,825	$1,827	$1,591	$1,340	$1,092	$936

Note:	Dollars in millions.

J.P. Morgan also calculated a range of terminal values of the Company at the end of the 15-year period ending 2029 by applying a perpetual revenue growth rate range from 2% to 4% (based on management’s guidance) and a range of discount rates from 8.5% to 9.5%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The unlevered free cash flows and the range of terminal values calculated as described above were then discounted to present values using the same range of discount rates. To arrive at a range of implied equity values, the sum of the present values of the unlevered free cash flows and the range of terminal values were then adjusted by adding the present value of management’s estimate of the Company’s tax benefits for net operating losses and research and development tax credits and by subtracting management’s estimate of the Company’s net debt as of December 31, 2014.

Based on the foregoing, the discounted cash flow analysis indicated a range of implied equity values for the Shares on a stand-alone basis, rounded to the nearest $0.25, of $123.00 to $161.00 per Share (based on the number of outstanding shares of the Company on a fully-diluted basis, as indicated by the Company’s management).

The range of implied equity values for the Shares was compared to the proposed cash consideration of $173.00 per Share for the Shares (other than Excluded Shares) in the Offer and Merger.

Other Information

Trading Range. J.P. Morgan reviewed the trading range of the Company’s closing stock price from November 7, 2014 (the day immediately following which the Company publicly released its financial results for the third quarter of the 2014 fiscal year) through January 16, 2015 (the day prior to a news report regarding the Company’s engagement of financial advisors for a possible transaction). Specifically, the reference range was $91.47 to $120.19 per Share for such period.

Analyst Price Targets. J.P. Morgan reviewed the most recent price targets for the Company’s common stock by certain equity research analysts available as of February 19, 2015, and noted that such price targets ranged from $100.00 to $160.00 per Share.

J.P. Morgan noted that the trading range and analyst price targets noted above are not valuation methodologies or components of its fairness analysis but have been presented for informational purposes only.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete or misleading view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for the Company, including forecasts with respect to the Company, which were made available to J.P. Morgan by or on behalf of the Company. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Board with respect to the Offer and Merger on the basis of such experience and its familiarity with the Company.

For services rendered in connection with the Offer and Merger, the Company has agreed to pay J.P. Morgan a fee of approximately $48.2 million, $5 million of which was payable upon the announcement of the original Merger Agreement or the delivery by J.P. Morgan of its opinion on February 20, 2015, and the remainder of which is contingent upon the consummation of the Offer and Merger; provided that if the Offer Price is reduced to $158.00 per Share, J.P. Morgan’s aggregate fee will be reduced to approximately $44.4 million. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

During the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Valeant, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as Valeant’s joint bookrunner on its bond offering in June 2013, as joint lead arranger and bookrunner on the amendment of its revolving credit facility in July 2013, as joint bookrunner on its bond offering in November 2013, and as its joint lead arranger and bookrunner on the amendment of its term loan in December 2013. In addition, J.P. Morgan’s commercial banking affiliate is a lender under outstanding credit facilities of Valeant, for which it receives customary compensation or other financial benefits. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Valeant for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

1. The section captioned “Interest in Securities of the Subject Company” is hereby amended and supplemented by restating, in its entirety, the table in that section, with the following table:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Disposition or Grant Price as Applicable
Thomas W. D’Alonzo	2/02/2015	Grant of restricted Shares.	14,662	$122.77
William C. Bertrand, Jr.	1/31/2015	Grant of restricted Shares.	2,851	$122.77
William C. Bertrand, Jr.	1/01/2015	Forfeiture of Shares to the Company in order to pay tax withholding upon vesting of restricted stock.	350	$114.94
Timothy J. Creech	03/06/2015	Gift of Shares	500	$0
Timothy J. Creech	03/06/2015	Open Market Sale of Shares	4,600	$157.67
Timothy J Creech	1/02/2015	Forfeiture of Shares to the Company in order to pay tax withholding upon vesting of restricted stock.	3,248	$114.94
William P. Forbes	3/09/2015	Open Market Sale of Shares	42,880	$157.84
William P. Forbes	3/06/2015	Open Market Sale of Shares	20,000	$157.96
William P. Forbes	1/02/2015	Forfeiture of Shares to the Company in order to pay tax withholding upon vesting of restricted stock.	10,997	$114.94
William P. Keane	03/09/2015	Gift of Shares	600	$0
Rick D. Scruggs	03/06/2015	Open Market Sale of Shares	4,000	$157.55
Rick D. Scruggs	1/02/2015	Forfeiture of Shares to the Company in order to pay tax withholding upon vesting of restricted stock.	8,408	$114.94

ITEM 8.	ADDITIONAL INFORMATION.

1. The section captioned “Additional Information – Regulatory Approvals” is hereby amended and supplemented by restating, in their entirety, the third and fourth paragraphs of the section as follows:

“Pursuant to the HSR Act, Valeant and the Company filed their Premerger Notification and Report Forms with the FTC and the Antitrust Division on February 27, 2015 and March 2, 2015, respectively, for review in connection with the Offer. The initial waiting period under the HSR Act, which was scheduled to expire at 11:59 P.M., New York time, on March 16, 2015, was terminated early, effective March 13, 2015. Accordingly, the HSR Condition has been satisfied.”

2. The section captioned “Additional Information – Certain Litigation” is hereby amended and supplemented by restating, in its entirety, the paragraph in that section as follows:

“Following the announcement of the execution of the Merger Agreement, six purported stockholder class action complaints were filed in the Delaware Court of Chancery challenging the proposed transaction: Feinstein v. Valeant Pharmaceuticals International, Inc., et al., C.A. No. 10721 (filed February 25, 2015, and amended on March 13, 2015), Garcia v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10728 (filed February 27, 2015), Gonsalves v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10737 (filed March 2, 2015, and amended on March 13, 2015), Lindgren v. Salix Pharmaceuticals Ltd., et al., C.A. No. 10748 (filed March 4, 2015), Zhang v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10760 (filed March 6, 2015) and Herlson v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10784 (filed March 12, 2015). The Garcia, Lindgren, Zhang and Herlson complaints name the Company, the Board, Valeant, VPI and the Purchaser as defendants. The amended complaint jointly filed in both Feinstein and Gonsalves names the Board, Valeant, VPI and Purchaser as defendants, dropping the Company as a defendant from the initial Gonsalves complaint. On March 13, 2015, the plaintiffs jointly filed a proposed order seeking consolidation of all six actions, appointment of plaintiffs’ lead counsel and the designation of the amended complaint filed in Feinstein as the operative complaint for all six actions. The amended complaint in the Feinstein action alleges, among other things, that the members of the Board breached their fiduciary duties to stockholders and that the other defendants aided and abetted such breaches, by (i) seeking to sell the Company for allegedly inadequate consideration, (ii) agreeing to allegedly preclusive deal protections and (iii) because this Schedule 14D-9 allegedly contains inaccurate or materially misleading information concerning among other things, the Offer and the Merger. The amended complaint seeks, among other things, injunctive relief, including enjoining the proposed transaction, rescission or rescissory damages in the event the proposed transaction is consummated and unspecified attorneys’ and other fees and costs. On March 17, 2015, the court granted the proposed order consolidating the actions, appointing co-lead counsel and designating the Feinstein complaint as the operative pleading in the consolidated action. We intend to vigorously defend against such claims.”

3. The section captioned “Additional Information – Merger Related Compensation” is hereby amended and restated, in its entirety, as follows:

“This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers (and Mr. Bertrand) that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to our named executive officers (and Mr. Bertrand).

The terms of the Merger Agreement provide for vesting of outstanding Company Options and Company Restricted Stock in connection with the transactions as of the Effective Time. At the Effective Time, all outstanding Company Options not previously exercised and all Company Restricted Stock will be converted into the right to receive the Merger Consideration in cash as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger Agreement on Equity Awards.”

Certain of our named executive officers (and Mr. Bertrand) are also entitled to certain payments and benefits pursuant to the agreements described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements.”

Offer Price of $173.00 per Share

The amounts set forth in the table below assume the following:

•	the Effective Time occurred on March 16, 2015, the last practicable date prior to the filing of this Schedule 14D-9;

•	the Company’s named executive officers were terminated without cause or resigned with good reason immediately following the Effective Time on March 16, 2015; and

•	the per Share cash consideration payable under the Merger Agreement is $173.00.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9, and do not reflect certain compensation actions occurring before completion of the Merger. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

Name	Cash Severance Payments (1)	Equity (2)	Perquisites/Benefits (3)	Total
Thomas W. D’Alonzo	-0-	$3,638,536	-0-	$3,638,536
William C. Bertrand Jr.	$2,722,500	$4,893,997	$137,741	$7,754,238
Timothy J. Creech	$1,377,500	$3,697,356	$62,660	$5,137,516
William P. Forbes	$2,880,000	$8,946,522	$74,192	$11,900,714
Rick D. Scruggs	$2,113,216	$8,305,038	$74,192	$10,492,399
Carolyn J. Logan (4)	-0-	$29,463,457	$123,313	$29,586,770
Adam C. Derbyshire (5)	-0-	$9,337,502	$131,560	$9,469,062

(1)	These amounts represent “double-trigger” cash severance amounts payable following a qualifying termination of employment within twelve months following the consummation of the Offer, in each case, assuming base salaries and bonus opportunities remain unchanged from their current levels.
(2)	These amounts represent “single-trigger” cash payments in exchange for the cancellation of Company Restricted Stock at the Effective Time, which will occur automatically at the Effective Time and without regard to whether or not the executive’s employment is terminated.
(3)	These amounts represent the value of “double-trigger” payments for the cost of health insurance coverage provided to the Company’s named executive officers and Mr. Bertrand (at an estimated cost of $1,922 per month), other than Mr. D’Alonzo, Ms. Logan and Mr. Derbyshire, for thirty-six months (thirty months for Mr. Creech) following a qualifying termination of employment within twelve months following the consummation of the Offer; for Ms. Logan and Mr. Derbyshire, the amounts represent the value of continued health insurance coverage pursuant to letter agreements the Company entered into with Ms. Logan (approximately forty-two months) and Mr. Derbyshire (approximately forty-five months) in connection with their respective terminations of employment. Each of the named executive officers and Mr. Bertrand (other than Mr. D’Alonzo, Ms. Logan and Mr. Derbyshire) are also entitled to outplacement services (valued at $5,000 for each officer) following a qualifying termination of employment. Mr. Bertrand is entitled to relocation reimbursement of $63,549 in connection with a qualifying termination of employment.
(4)	Ms. Logan retired as President and Chief Executive Officer on January 30, 2015.
(5)	Mr. Derbyshire resigned as Executive Vice President, Finance and Administration, and Chief Financial Officer on November 5, 2014.

Offer Price of $158.00 per Share

The amounts set forth in the table below assume the following:

•	the Effective Time occurred on March 16, 2015, the last practicable date prior to the filing of this Schedule 14D-9;

•	the Company’s named executive officers were terminated without cause or resigned with good reason immediately following the Effective Time on March 16, 2015; and

•	the per Share cash consideration payable under the Merger Agreement is $158.00.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9, and do not reflect certain compensation actions occurring before completion of the Merger. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

Name	Cash Severance Payments (1)	Equity (2)	Perquisites/Benefits (3)	Total
Thomas W. D’Alonzo	-0-	$3,323,056	-0-	$3,323,056
William C. Bertrand Jr.	$2,722,500	$4,469,662	$137,741	$7,329,903
Timothy J. Creech	$1,377,500	$3,376,776	$62,660	$4,816,936
William P. Forbes	$2,880,000	$8,170,812	$74,192	$11,125,004
Rick D. Scruggs	$2,113,216	$7,584,948	$74,192	$9,856,836
Carolyn J. Logan (4)	-0-	$26,908,822	$123,313	$27,032,135
Adam C. Derbyshire (5)	-0-	$8,527,736	$131,560	$8,659,296

(1)	These amounts represent “double-trigger” cash severance amounts payable following a qualifying termination of employment within twelve months following the consummation of the Offer, in each case, assuming base salaries and bonus opportunities remain unchanged from their current levels.
(2)	These amounts represent “single-trigger” cash payments in exchange for the cancellation of Company Restricted Stock at the Effective Time, which will occur automatically at the Effective Time and without regard to whether or not the executive’s employment is terminated.
(3)

These amounts represent the value of “double-trigger” payments for the cost of health insurance coverage provided to the Company’s named executive officers and Mr. Bertrand (at an estimated cost of $1,922 per month), other than Mr. D’Alonzo, Ms. Logan and Mr. Derbyshire, for thirty-six months (thirty months for Mr. Creech) following a qualifying termination of employment within twelve months following the consummation of the Offer; for Ms. Logan and Mr. Derbyshire, the amounts represent the value of continued health insurance coverage pursuant to letter agreements the Company entered into with Ms. Logan (approximately forty-two months) and Mr. Derbyshire (approximately forty-five months) in connection with their respective terminations of employment. Each of the named executive officers and Mr. Bertrand (other than Mr. D’Alonzo, Ms. Logan and Mr. Derbyshire) are also entitled to outplacement services (valued at $5,000 for each officer) following a qualifying termination of employment. Mr. Bertrand is entitled to relocation reimbursement of $63,549 in connection with a qualifying termination of employment.
(4)	Ms. Logan retired as President and Chief Executive Officer on January 30, 2015.
(5)	Mr. Derbyshire resigned as Executive Vice President, Finance and Administration, and Chief Financial Officer on November 5, 2014.”

4. The section captioned “Additional Information – Certain Management Projections” is hereby amended and supplemented by adding the following paragraphs and tables to the end thereof:

“At the Board’s telephonic meeting held on March 14, 2015, Management reviewed with the Board, and the Board unanimously approved, updated financial projections for the Company. The only change in the updated financial projections from the financial projections approved by the Board at its February 14, 2015 meeting were downward revisions in the projections for one of the Company’s products, Solesta, based on in-market prescription tracking showing weaker performance than previously forecasted and an associated reduction in future anticipated promotion efforts on behalf of the product, which were reflected in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

The following two tables, “Revised Company Forecasts” and “Revised Company Product Revenue Forecast”, respectively, are the revised Management Projections which reflect changes in the Company’s forecasts for Solesta. The revised Management Projections have been provided to and used by each of the Company’s financial advisors, Centerview and J.P. Morgan, in connection with the opinions and analyses presented at the Board’s meeting on March 15, 2015 and their subsequent March 15th written opinions and described in “The Solicitation or Recommendation - Opinions of the Company’s Financial Advisors.”

Revised Company Forecasts

	Fiscal Year Ended,
	2015E		2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Revenue	$1,413		$2,236	$2,818	$3,512	$4,160	$4,802	$5,139	$5,580	$5,943	$6,396	$6,516	$5,289	$4,205	$3,645	$2,984
EBITDA(1)	$787	(2)	$1,066	$1,359	$1,695	$2,017	$2,329	$2,489	$2,710	$2,903	$3,127	$3,175	$2,416	$1,887	$1,669	$1,356
Fully-Taxed EPS(3)	$5.53	(4)	$8.26

Note:	Dollars in millions, except per share amounts.
(1)	Earnings before interest, taxes, depreciation and amortization, and stock-based compensation expenses; shown on a cash basis.
(2)	Actual projected 2015 EBITDA is $469; the amount shown reflects management’s forecasts for the Company as if the Company were to sell its products based on prescription demand in 2015 without regard to its inventory reduction plan.
(3)	Fully-taxed cash earnings (calculated as EBITDA less depreciation, less cash interest expenses, and after tax at 38% normalized tax rate and assuming no benefit from tax attributes) per Share (assumes 77 million shares outstanding on a fully-diluted basis).
(4)	Actual projected 2015 Fully-Taxed EPS is $2.92; the amount shown reflects management’s forecasts for the Company as if the Company were to sell its products based on prescription demand in 2015 without regard to its inventory reduction plan.

Revised Company Product Revenue Forecast

		Fiscal Year Ended,
		2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Current Products	Xifaxan 550 – HE	$611	$1,046	$1,294	$1,476	$1,641	$1,670	$1,632	$1,595	$1,540	$1,484	$1,436	$911	$734	$651	$599
	Xifaxan 550 – IBS	51	196	410	641	856	993	1,117	1,256	1,411	1,571	1,567	1,145	852	734	669
	Xifaxan 200	30	30	30	30	30	30	30	30	30	30	30	30	12	5	2
	Apriso	95	180	213	234	258	283	304	252	49	25	27	24	26	29	31
	MoviPrep	79	96	109	86	16	8	8	8	9	9	10	11	12	13	13
	Glumetza	105	64	20	13	14	15	15	16	17	18	19	20	21	22	23
	Uceris	167	253	325	377	424	381	104	36	30	32	35	38	41	45	49
	Uceris Foam	11	39	43	50	14	5	4	4	4	5	5	6	6	7	7
	Ruconest	10	15	35	45	56	67	79	91	103	110	111	109	63	47	39
	Relistor SI	69	89	96	108	121	136	152	171	192	214	235	230	149	123	111

	Total	$1,230	$2,007	$2,576	$3,060	$3,429	$3,587	$3,446	$3,458	$3,385	$3,498	$3,476	$2,524	$1,916	$1,675	$1,544

Pipeline	Rifaximin EIR	—	—	—	$48	$92	$142	$198	$267	$338	$383	$358	$222	$174	$150	$135
	Rifaximin SSD	—	—	—	—	—	141	258	403	564	726	828	1,037	1,132	1,097	697
	Encapsulated Bowel Prep	—	—	9	24	38	54	74	95	112	123	123	123	123	49	20
	Uceris (New Indications)	—	—	9	33	72	137	238	342	442	482	482	193	77	31	12
	Oral Relistor	—	73	154	274	448	655	833	918	998	1,075	1,150	1,096	690	552	485

	Total	—	$73	$172	$378	$649	$1,128	$1,601	$2,024	$2,454	$2,789	$2,941	$2,671	$2,196	$1,879	$1,349

Other Drugs	Other Zegerid Royalties	$4	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	Prasco	90	90	18	18	18	18	18	18	18	18	7	3	1	0	0
	Cycloset	22	16	2	2	2	2	2	2	2	2	2	2	2	2	2
	Fulyzaq	5	8	7	7	8	9	10	10	11	12	12	12	12	12	12
	Deflux	30	32	32	33	38	40	43	45	47	48	48	48	48	48	48
	Solesta	6	8	9	11	13	15	18	21	24	27	27	27	27	27	27
	Zegerid	26	3	3	3	3	3	3	3	3	3	3	3	3	3	3

	Total	$183	$156	$70	$74	$82	$86	$93	$98	$104	$109	$98	$94	$92	$92	$91

	Total	$1,413	$2,236	$2,818	$3,512	$4,160	$4,802	$5,139	$5,580	$5,943	$6,396	$6,516	$5,289	$4,205	$3,645	$2,984

Note:	Dollars in millions.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE ANY OF THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description of Document

(a)(18)	Valeant Acquisition Question and Answer Document (incorporated by reference to Exhibit (a)(18) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on March 9, 2015).

(a)(19)	Press Release issued by the Company, dated March 11, 2015, confirming the receipt of the Endo Proposal (incorporated by reference to Exhibit (a)(19) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on March 12, 2015).

(a)(20)	Joint Press Release issued by Valeant Pharmaceuticals International, Inc. and Salix Pharmaceuticals, Ltd., dated March 16, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on March 16, 2015).

(a)(21)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 16, 2015, among Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International, Sun Merger Sub, Inc. and Salix Pharmaceuticals, Ltd (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on March 16, 2015).

(a)(22)	Communication sent to Company employees on March 16, 2015 (incorporated by reference to Exhibit (a)(22) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on March 16, 2015).

(a)(23)

Amendment and Supplement to the Offer to Purchase, dated March 17, 2015 (incorporated by reference to

Exhibit (a)(1)(vii) to the Tender Offer Statement on Schedule TO filed by Valeant on March 17, 2015).

(a)(24)	Opinion of Centerview Partners LLC, dated as of March 15, 2015 (included as Annex D to this Schedule 14D-9).

(a)(25)	Opinion of J.P. Morgan Securities LLC, dated as of March 15, 2015 (included as Annex E to this Schedule 14D-9).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

	By:	/s/ WILLIAM BERTRAND, JR.
Dated: March 17, 2015		Name: William C. Bertrand, Jr.
Title: Acting Chief Operating Officer, Executive Vice President and General Counsel